FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date 30th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 30 November, 2005 it purchased for cancellation 2,000,000 "A" Shares at a price of 26.26 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1,792.04 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,955,100,000.

As of 30 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1st December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 1 December, 2005 it purchased for cancellation 1,170,000 "A" Shares at a price of 26.36 euros per share. It further announces that on the same date it purchased for cancellation 800,000 "A" Shares at a price of 1,795.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,953,130,000.

As of 1 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2nd December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 2 December, 2005 it purchased for cancellation 1,250,000 "A" Shares at a price of 26.76 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1,811.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,951,280,000.

As of 2 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 5 December, 2005 it purchased for cancellation 1,300,000 "A" Shares at a price of 26.90 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,819.71 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,949,480,000.

As of 5 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 6 December, 2005 it purchased for cancellation 1,350,000 "A" Shares at a price of 26.89 euros per share. It further announces that on the same date it purchased for cancellation 480,000 "A" Shares at a price of 1,823.16 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,947,650,000.

As of 6 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 December, 2005 it purchased for cancellation 1,400,000 "A" Shares at a price of 26.87 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1,818.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,945,650,000.

As of 7 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 8 December, 2005 it purchased for cancellation 775,000 "A" Shares at a price of 26.83 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,816.05 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,944,625,000.

As of 8 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 December, 2005 it purchased for cancellation 1,100,000 "A" Shares at a price of 26.88 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,810.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,943,025,000.

As of 9 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 12 December, 2005 it purchased for cancellation 750,000 "A" Shares at a price of 26.72 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,801.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,942,025,000.

As of 12 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 13 December, 2005 it purchased for cancellation 900,000 "A" Shares at a price of 26.77 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,804.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,940,825,000.

As of 13 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 14 December, 2005 it purchased for cancellation 1,000,000 "A" Shares at a price of 26.56 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,801.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,939,525,000.

As of 14 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 December, 2005 it purchased for cancellation 1,050,000 "A" Shares at a price of 26.18 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,774.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,938,125,000.

As of 15 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 December, 2005 it purchased for cancellation 1,050,000 "A" Shares at a price of 26.18 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1,776.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,936,625,000.

As of 16 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19th December 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 19 December, 2005 it purchased for cancellation 750,000 "A" Shares at a price of 25.84 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,758.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,935,625,000.

As of 19 December, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th December 2005

RDS buybacks to continue in January close period

Royal Dutch Shell plc announces that it has completed the programme to return $5 billion to shareholders in 2005 via market purchases of shares. This target included shares purchased for cancellation by The “Shell”Transport and Trading Company, p.l.c. and Royal Dutch Petroleum Company prior to the Group unification of $0.5 billion.

Royal Dutch Shell plc will now commence an irrevocable, non-discretionary programme to purchase ‘A’Shares, for cancellation, during its fourth quarter results close period, which commences on January 1, 2006 and ends on February 2, 2006.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares and Chapter 12 of the UK Listing Rules. The maximum price paid per share will be limited to 5% above the average market value of the Company’s equity shares for the 5 business days prior to the day any purchase is made.

The Company expects to continue its buyback programme in 2006 and will provide an update on the 2006 buy back programme with the full year results announcement on February 2, 2006.

Release Date 3rd January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 3 January, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 26.30 euros per share. It further announces that on the same date it purchased for cancellation 125,000 "A" Shares at a price of 1,809.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,935,100,000.

As of 3 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 4 January, 2006 it purchased for cancellation 450,000 "A" Shares at a price of 26.68 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,835.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,934,500,000.

As of 4 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 5 January, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 26.66 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,839.39 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,933,800,000.

As of 5 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 6th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 6 January, 2006 it purchased for cancellation 450,000 "A" Shares at a price of 26.72 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,839.95 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,938,027,974.

As of 6 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 January, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 27.07 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,853.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,937,327,974.

As of 9 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 10 January, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.88 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,838.14 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,936,677,974.

As of 10 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 11 January, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 26.80 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,841.95 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,935,977,974.

As of 11 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 12th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 12 January, 2006 it purchased for cancellation 450,000 "A" Shares at a price of 27.01 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,849.96 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,935,377,974.

As of 12 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 13 January, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.83 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,831.31 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,934,727,974.

As of 13 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 January, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 26.98 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,851.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,934,177,974.

As of 16 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 17 January, 2006 it purchased for cancellation 495,000 "A" Shares at a price of 27.03 euros per share. It further announces that on the same date it purchased for cancellation 165,000 "A" Shares at a price of 1,853.94 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,933,517,974.

As of 17 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 18 January, 2006 it purchased for cancellation 495,000 "A" Shares at a price of 26.93 euros per share. It further announces that on the same date it purchased for cancellation 165,000 "A" Shares at a price of 1,848.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,932,857,974.

As of 18 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 19 January, 2006 it purchased for cancellation 675,000 "A" Shares at a price of 26.73 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,932,182,974.

As of 19 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 20 January, 2006 it purchased for cancellation 675,000 "A" Shares at a price of 26.94 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,931,507,974.

As of 20 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23rd January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 23 January, 2006 it purchased for cancellation 545,000 "A" Shares at a price of 26.68 euros per share. It further announces that on the same date it purchased for cancellation 105,000 "A" Shares at a price of 1,836.14 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,930,857,974.

As of 23 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 24 January, 2006 it purchased for cancellation 425,000 "A" Shares at a price of 26.70 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,836.06 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,930,182,974.

As of 24 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 25 January, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.67 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1,831.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,929,507,974.

As of 25 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 26 January, 2006 it purchased for cancellation 425,000 "A" Shares at a price of 26.73 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,833.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,928,832,974.

As of 26 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 27 January, 2006 it purchased for cancellation 425,000 "A" Shares at a price of 27.29 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,871.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,928,157,974.

As of 27 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30th January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 30 January, 2006 it purchased for cancellation 425,000 "A" Shares at a price of 27.81 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,905.92 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,927,482,974.

As of 30 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 31st January 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 31 January, 2006 it purchased for cancellation 575,000 "A" Shares at a price of 28.23 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,926.93 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,926,807,974.

As of 31 January, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1st February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 1 February, 2006 it purchased for cancellation 355,000 "A" Shares at a price of 28.07 euros per share. It further announces that on the same date it purchased for cancellation 320,000 "A" Shares at a price of 1,912.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,926,132,974.

As of 1 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2nd February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 2 February, 2006 it purchased for cancellation 770,000 "A" Shares at a price of 27.62 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,925,362,974.

As of 2 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3rd February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 3 February, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 27.15 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,845.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,924,862,974.

As of 3 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 6 February, 2006 it purchased for cancellation 350,000 "A" Shares at a price of 27.16 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,857.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,924,362,974.

As of 6 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 February, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 26.81 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,841.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,923,512,974.

As of 7 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 8 February, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.18 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,797.29 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,922,862,974.

As of 8 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 February, 2006 it purchased for cancellation 525,000 "A" Shares at a price of 26.37 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1,812.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,922,162,974.

As of 9 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 10 February, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 26.28 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,800.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,921,562,974.

As of 10 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 13 February, 2006 it purchased for cancellation 450,000 "A" Shares at a price of 26.26 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,794.03 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,920,962,974.

As of 13 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 14 February, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 26.16 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,793.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,920,212,974.

As of 14 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 February, 2006 it purchased for cancellation 200,000 "A" Shares at a price of 26.18 euros per share. It further announces that on the same date it purchased for cancellation 412,974 "A" Shares at a price of 1,798.02 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,919,600,000.

As of 15 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 February, 2006 it purchased for cancellation 375,000 "A" Shares at a price of 26.11 euros per share. It further announces that on the same date it purchased for cancellation 125,000 "A" Shares at a price of 1,788.31 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,919,100,000.

As of 16 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 17 February, 2006 it purchased for cancellation 300,000 "A" Shares at a price of 26.26 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,918,800,000.

As of 17 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th February 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 20 February, 2006 it purchased for cancellation 375,000 "A" Shares at a price of 26.38 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,807.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,918,325,000.

As of 20 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 21 February 2006